UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUPREME INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-8183	75-1670945
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2581 E. Kercher Road Goshen, Indiana	46528
(Address of principal executive offices)	(Zip Code)

John W. Dorbin, Jr. (574) 642-4889

Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Supreme Industries, Inc., is a leading manufacturer of specialized commercial vehicles including truck bodies, Trolleys, Armored and other commercial vehicles. Based in Goshen, Ind., the Company has vertically integrated operations nationwide — six manufacturing facilities and one service and distribution center — positioned at strategic locations to serve the major geographic markets.

Supreme is required to report on the calendar year covered by this specialized disclosure report.

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Conflict Mineral Disclosure

Supreme has determined that its products are DRC conflict undeterminable, and its Conflict Minerals Report filed herewith as Exhibit 1.02 is available at www.supremeind.com.

Item 1.02 Exhibit

Supreme has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.02 — Supreme Industries, Inc.’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this form.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized.

Supreme Industries, Inc.
/s/ Matthew W. Long	Date:	June 2, 2014
Matthew W. Long
Chief Financial Officer, Treasurer and Assistant Secretary

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